Filed Pursuant to Rule 424(b)(3)

File No. 333-240039

FLAT ROCK CORE INCOME FUND

SUPPLEMENT NO. 1, DATED JUNE 4, 2021

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 30, 2021

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated April 30, 2021, relating to the Fund’s offering of up to $100,000,000 in Common Shares of Beneficial Interest (“Shares”). Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of Supplement No. 1 is to update the Fund Expenses table found on page 10 of the Fund’s prospectus.

FUND EXPENSES

Shareholder Transaction Expenses	Percentage of Offering Price
Maximum Sales Load	None
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase	None

Percentage of Net Assets Attributable to Shares of Beneficial Interest
Annual Fund Operating Expenses
Management Fees(1)	2.4%
Incentive Fees(2)	1.1%
Interest Payments on Borrowed Funds(3)	2.0%
Other Expenses(4)	2.1%
Acquired Fund Fees and Expenses(5)	0.3%
Total Annual Expenses	7.8%

(1)	The management fee paid to the Adviser is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period.
(2)	The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature.
(3)	These expenses represent estimated interest payments the Fund expects to incur in connection with its expected borrowing during the current fiscal year. Additionally, the interest rate used is based on an estimate of applicable market rates and is subject to change.
(4)	The purpose of the table above is to assist you in understanding the various costs and expenses you will bear directly or indirectly as an Investor in the Fund. The “Other Expenses” shown above are estimated based on average net assets of the Fund for the current fiscal year.
(5)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the acquired fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the acquired funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. Therefore, amounts may not agree with the Fund’s financial highlights.

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment. The example assumes annual expenses attributable to shares remain unchanged from the levels described in the Fund Expenses Table above and assumes shares earn a 5% annual return.

1 Year	3 Years	5 Years	10 Years
$78	$228	$369	$689

The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.  The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.